FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, May 4, 2011

FAIRFAX ANNOUNCES PRIVATE OFFERING OF SENIOR NOTES

Fairfax Financial Holdings Limited (TSX: FFH) (TSX: FFH.U) (“Fairfax”) announced today that it is offering US$500 million of its Senior Notes due 2021 (the “Notes”).  Fairfax intends to use the net proceeds from this offering, together with cash on hand, if necessary, to refinance an aggregate of US$500 million of existing notes issued by Fairfax and its subsidiaries.

The offering is being made solely by means of a private placement either to qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or to certain persons in offshore transactions pursuant to Regulation S under the Securities Act.  The Notes have not been and will not be registered under the Securities Act and the Notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.  The Notes have not been and will not be qualified for sale under the securities laws of any province or territory of Canada and may not be offered or sold directly or indirectly in Canada or to or for the benefit of any resident of Canada except pursuant to applicable prospectus exemptions.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful.   Any offers of the Notes will be made only by means of a private offering memorandum.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:                         John Varnell, Chief Financial Officer, at (416) 367-4941

Media Contact
Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946